

## Josh T. Rufolo · 3rd

Chief Acquisition Officer at Pocket Properties App

Talks about #sales, #growth, #hiringthebest, and #realestatebusiness

Greater Richmond Region · **Contact info**

**6,564** followers · **500+** connections

 **Pocket Properties App**

 **Stevenson University**

## Experience



**Chief Executive Officer**

Pocket Properties App · Full-time

May 2021 – Present · 6 mos

Richmond, Virginia, United States

in helped me get this job



**Area Operations Manager**

Amazon · Full-time

May 2020 – Present · 1 yr 6 mos

Richmond, Virginia, United States

in helped me get this job



**Co-Owner**

Loop GIS, LLC

Jul 2017 – Present · 4 yrs 4 mos

Richmond, Virginia

We are a data Management company. We specializes in customizing our clients data to increase their sales or to help them better understand their data. Mytmaps.com is owned by Loop GIS, and is an example of a custom built platform for a direct sales company to visualize their leads and increase sales.



**President**

Apex Management Group, Inc.

Jun 2015 – Mar 2020 · 4 yrs 10 mos

Richmond, Virginia Area

Managing partner, and President

## Education



**Stevenson University**

Business Administration and Management, General

2013 – 2015



**Stevenson University**

Business Administration and Management, General

2013 – 2015

Activities and Societies: Stevenson Men's lacrosse

While attending Stevenson university I was a full time student, and also member of the varsity men's lacrosse team.